FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X
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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 99, is a copy of the Notice of Annual Meeting of Shareholders of TOP Tankers Inc. (the "Company"), and accompanying President's letter to Shareholders, Proxy Statement and Proxy Card, each dated May 26, 2005, in connection with the Annual Meeting of Shareholders of the Company to be held June 30, 2005.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   TOP Tankers Inc.
                                             ------------------------------
                                                     (Registrant)




Date  June 9, 2005                     By  /s/ Stamatis N. Tsantanis
                                          -------------------------------
                                             Stamatis N. Tsantanis
                                             Chief Financial Officer


23116.0001 #578164